UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2012

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ____________

Commission file number 1-16095

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aetna 401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

REQUIRED INFORMATION

1)	Financial Statements and Schedules (and Notes thereto)
2)	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Aetna 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna 401(k) Plan

Date: June 27, 2013	By:	/s/ Deanna Fidler
Name: Deanna Fidler
Tittle: Senior Vice President, Human Resources

AETNA 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2012	3

Notes to Financial Statements	4-15

Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)	16

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Schedule of Reportable Transactions

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Aetna 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Aetna 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 27, 2013

AETNA 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments at fair value:
Common/collective trusts	$2,048,496,978	$1,688,589,188
Stable value option	1,815,430,281	1,804,301,023
Aetna common stock	378,780,300	373,026,851
Money market funds and self-directed accounts	22,725,573	21,122,525
Total investments	4,265,433,132	3,887,039,587
Participant loans	92,775,559	86,414,573
Receivables:
Employer contributions	7,543,610	6,774,830
Employee contributions	4,762,920	3,703,113
Investment income	594	219,030
Other receivables	911,147	242,454
Total receivables	13,218,271	10,939,427
Total assets	4,371,426,962	3,984,393,587
Liabilities:
Accrued expenses	1,476,451	450,466
Unsettled trades and other liabilities	—	337,864
Total liabilities	1,476,451	788,330
Net assets reflecting all investments at fair value	4,369,950,511	3,983,605,257
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(99,495,316)	(87,794,883)
Net assets available for benefits	$4,270,455,195	$3,895,810,374

See accompanying notes to the financial statements.

AETNA 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2012

Additions to assets attributed to
Investment income:
Net appreciation in fair value of investments:
Common/collective trusts	$263,380,798
Aetna common stock	35,116,475
Self-directed accounts	1,680,508
Total appreciation	300,177,781
Interest	46,896,846
Dividends	6,038,312
Interest income on notes receivable from participants	3,878,988
Total investment income	356,991,927
Contributions:
Participant	182,805,265
Employer	118,238,818
Total contributions	301,044,083
Total additions	658,036,010
Deductions:
Benefits paid to participants	281,380,116
Administrative expenses	6,752,624
Total deductions	288,132,740
Net increase	369,903,270
Transfer from other plans (Note 11)	4,741,551
Net assets available for benefits:
Beginning of year	3,895,810,374
End of year	$4,270,455,195

See accompanying notes to the financial statements.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of Plan
The following description of the Aetna 401(k) Plan (the Plan or 401(k)) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)	General
The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. (the Company) are immediately eligible for Plan participation upon the employee's employment commencement date.

(b)	Administration
The Plan has multiple investment options for eligible employees. The Plan's recordkeeper is ING Institutional Plan Services, LLC (ING IPS). The trustee of the Plan is State Street Bank (State Street).

(c)	Contributions

Qualified Automatic Contribution Arrangement
Effective December 22, 2010, the Company instituted a qualified automatic contribution arrangement in the Plan. The Company automatically enrolled into the Plan all eligible employees who were not currently in the Plan and who have not made an election not to enroll in the Plan. In addition, effective January 1, 2011, new and rehired employees will be automatically enrolled within ten days of their hire date. All employees will be automatically enrolled in the Plan at a 3% pre‑tax contribution rate unless the employee chooses a different rate or opts out of participation. Auto‑enrolled participants will have the automatic rate escalator feature enabled, which will automatically increase the pretax contribution rate by 1% each year to a maximum of 6% of eligible pay. To the extent that no investment election is made, contributions will be invested in the Target Retirement Fund that most closely matches the participant's Social Security full retirement age. Participants may choose to change their contribution rate or reallocate their contributions among other investment funds available in the Plan.

Effective December 2010, participants may elect to make a Roth in‑plan conversion.

Participant Contributions
Nonhighly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre‑tax basis and/or on an after-tax basis as a Roth 401(k) contribution. Participants may also contribute 1% to 5% of their eligible pay on an after‑tax basis as a traditional (non Roth account) after‑tax contribution.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Highly compensated employees1 may elect to contribute 1% to 20% of their eligible pay on a pre‑tax basis and/or on an after‑tax basis as a Roth 401(k) contribution, but are not allowed to make traditional after‑tax contributions.

Eligible participants may contribute both pretax and Roth 401(k) contributions up to a maximum of $17,000 in 2012 and $16,500 in 2011 in accordance with the Internal Revenue Code (IRC) qualified retirement plan limits.

Employees age 50 and older are allowed to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan over and above the IRS plan limits. The maximum amount allowed for catch‑up contributions was $5,500 for both tax years ended December 31, 2012 and 2011.

Lastly, participants may contribute amounts representing eligible rollover distributions from eligible retirement plans. These rollover amounts are considered to be participant contributions.

Employer Contributions
Participants are immediately eligible to receive a 100% employer company match contribution on the first 6% of eligible pay contributed to the Plan on a pretax and/or Roth 401(k) basis. The matching contributions are made in cash and invested according to each participant's investment elections.

Participant pre‑tax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. Contributions are funded after each bi‑weekly payroll cycle.

(d)	Participant Investment Elections
Participants may direct their investment contributions and employer contributions among twenty investment options offered by the Plan. The twenty investment options currently offered include seven investment funds, ten target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a self‑directed account. Participants are allowed to change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30‑day transfer restriction, which prevents a participant from transferring assets back into the same fund that assets were recently sold from for a period of 30 days. In addition, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20% of the participant's account balance.

(e)	Participant Accounts
On a bi‑weekly basis, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

________________________

1 Employees whose prior-year eligible compensation exceeded $110,000 for both Plan year 2012 and 2011.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(f)	Vesting
Participants are vested in their deferral contributions plus actual earnings thereon. Participants are also immediately vested in the Company's matching contributions and earnings on those contributions.

(g)	Participant Loans
Participants may borrow from their Plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable are stated at amortized cost. As of both December 31, 2012 and 2011, interest rates on loans outstanding range from 4.25% to 10.50%.

(h)	Payment of Benefits
On termination of service, a participant with a vested account greater than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or Individual Retirement Account (IRA), or may defer payment to a later date. Participants with a vested interest of $5,000 or less may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000 will automatically have their balances rolled over to a traditional/Roth IRA.

(i)	Participant Forfeitures
Forfeitures that occur may vary from year to year depending upon various Plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance‑based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan's terms. For the years ended December 31, 2012 and 2011, forfeited nonvested accounts totaled approximately $189,898 and $173,757, respectively. These forfeitures were or will be used to reduce future employer contributions or to offset plan expenses. In 2012 and 2011, forfeited nonvested accounts offset employer contributions by $18,227 and $281,976, respectively. Forfeitures are invested in the SVO fund (for additional information refer to Note 4).

(j)	Employee Stock Ownership Plan
Effective August 31, 2011, the portion of the Plan invested in the Aetna Common Stock fund was designated as an employee stock ownership plan (ESOP). Under the ESOP, a participant can elect to receive, in cash, dividends that are paid on stock in the Aetna Common Stock Fund.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no other items to disclose.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(b)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Accordingly, actual results may differ from reported results using those estimates.

(c)	Investment Valuation and Income Recognition
The Plan's investments are stated at fair value on the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value for fully benefit‑responsive investment contracts. Changes in the carrying value for fully benefit‑responsive investment contracts and changes in fair value for all other investments are included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

(d)	Plan Expenses
Investment management and advisory fees are deducted from fund earnings. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of the Plan's assets and allocated to each of the investment options.

(e)	Payment of Benefits
Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

(f)	New Accounting Standards

Fair Value Measurements
Effective January 1, 2012, the Plan adopted new guidance relating to fair value measurements. This new guidance amended and clarified certain existing fair value measurement principles and required additional disclosures for all Level 3 assets, including a qualitative discussion about the sensitivity of Level 3 fair value measurements. The new requirements did not have an impact on the Plan's net assets available for benefits or changes therein.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(3)	Investments

The following table presents investments, at fair value, which represent 5% or more of the Plan's net assets:

	As of December 31
	2012	2011
Stable Value Option (Note 4)	$1,815,430,281	1,804,301,023
SSgA S&P 500 Index SL Series Fund	686,500,635	602,537,243
Aetna Inc. Common Stock	378,780,300	373,026,851
SSgA International Index SL Series Fund	257,398,057	211,134,807
SSgA S&P MidCap Index NL Series Fund	226,910,020	—

Fair Value Measurements
Certain of the plan's financial assets are measured at fair value in the Statements of Net Assets Available for Benefits. The fair values of these assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information (inputs) that qualifies a financial asset or liability for each level:

•	Level 1 - Unadjusted quoted prices for identical assets in active markets.

•
Level 2 - Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, and credit risks) and inputs that are derived from or corroborated by observable markets.

•	Level 3 - Developed from unobservable data, reflecting management's own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment's financial performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be observable.

The following is a description of the valuation methodologies used for the Plan's financial assets measured at fair value:

Common/Collective Trusts - Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan's interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage‑backed, commercial mortgage‑backed and

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

asset‑backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Stable Value Option - Investments in insurance contracts are valued based on the fair value of the underlying assets plus the total wrap rebid value. Refer to note 4 for additional information related to the insurance contracts.

Money Market Funds - Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short‑term, highly liquid investments.

Employer Common Stock and Participant Self‑Directed Accounts - Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments in Aetna common stock and investments in the participant self‑directed accounts.

The Plan's financial assets with changes in fair value that are measured on a recurring basis at December 31, 2012 and 2011 were as follows:

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	2,048,496,978	—	2,048,496,978
Stable value option	—	1,815,430,281	—	1,815,430,281
Money market funds	—	1,996,616	—	1,996,616
Self directed accounts	20,728,957	—	—	20,728,957
Employer common stock	378,780,300	—	—	378,780,300
Total	$399,509,257	3,865,923,875	—	4,265,433,132

	2011
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	1,688,589,188	—	1,688,589,188
Stable value option	—	1,804,301,023	—	1,804,301,023
Money market funds	—	2,447,320	—	2,447,320
Self directed accounts	18,675,205	—	—	18,675,205
Employer common stock	373,026,851	—	—	373,026,851
Total	$391,702,056	3,495,337,531	—	3,887,039,587

At both December 31, 2012 and 2011, the Plan did not carry any Level 3 financial assets. There were no transfers between levels 1 and 2 during the years ended December 31, 2012 and 2011. Additionally, there were no transfers into or out of level 3 during the years ended December 31, 2012 and 2011.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Fair Value of Investments in Entities that Use NAV
Investments in all common collective trust funds and the SVO can be redeemed at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2012 or 2011.

(4)	Stable Value Option (SVO)
The Plan's SVO holds investments in fully benefit‑responsive investment contracts. The SVO is comprised of eight synthetic guaranteed investment contracts (Synthetic GICs) that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Advisers, Inc. (INVESCO). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2012 and 2011, the investment sub‑advisors responsible for managing these investments with INVESCO were Blackrock Financial Management, Inc., ING Investment Management, Jennison Associates, PIMCO, Goldman Sachs and New York Life. The interest rates generated by these Synthetic GICs and the cash and cash equivalent account were blended together to determine the SVO rate credited to participant accounts. Effective July 1, 2012, the crediting rate moved from a semi-annual reset to a quarterly reset as shown below:

	SVO credited interest rates
	2012	2011
January – June	2.60%	3.90%
July – September	2.55%	—
October - December	2.50%	—
July – December	—	3.65%

	SVO average yields
	2012	2011
Based on actual earnings	1.02%	1.52%
Based on interest rate credited to participants	2.54%	3.59%

The SVO is presented at fair value on the Statements of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule I. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.

The SVO contract value represents the participant's principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin‑offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.

The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held at December 31, 2012 and 2011:

2012
		Investments	Wrapper	Adjustment
	Issuer	at fair	contracts at	to contract
Contract issuer and contract number	rating	value	fair value	value
ING Life & Annuity Contract 60363-A	A-/A3	$92,338,050	—	(7,184,442)
ING Life & Annuity Contract 60363-B	A-/A3	12,489,472	—	(811,903)
ING Life & Annuity Contract 60363-C	A-/A3	267,574,453	—	(22,533,514)
ING Life & Annuity Contract 60363-D	A-/A3	225,127,846	—	(7,481,721)
Monumental Life Insurance Contract	AA-/A1
MDA-00728TR		352,229,469	293,224	(13,320,524)
New York Life Contract GA-29016	AA+/Aaa	259,972,260	—	(7,846,984)
Prudential Insurance Company
Contract GA-62273	AA-/A2	291,036,454	—	(19,452,463)
Pacific Life Insurance G-27330.01.001	A+/A1	282,867,625	—	(20,863,765)
SSGA Prime Fund	NR/NR	31,501,428	—	—
Total		$1,815,137,057	293,224	(99,495,316)

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

2011
		Investments	Wrapper	Adjustment
	Issuer	at fair	contracts at	to contract
Contract issuer and contract number	rating	value	fair value	value
ING Life & Annuity Contract 60103	A-/A3	$93,201,772	—	(6,955,090)
ING Life & Annuity Contract 60104	A-/A3	11,903,614	—	(601,686)
ING Life & Annuity Contract 60106	A-/A3	284,352,310	—	(15,727,446)
ING Life & Annuity Contract 60269	A-/A3	200,217,012	—	(8,347,969)
Monumental Life Insurance Contract
MDA-00728TR	AA-/A1	324,490,202	143,649	(13,526,886)
New York Life Contract GA-29016	AA+/Aaa	255,584,547	—	(7,300,998)
Prudential Insurance Company
Contract GA-62273	AA-/A2	279,578,236	—	(16,346,358)
Pacific Life Insurance G-27330.01.001	A+/A1	272,246,053	—	(18,988,450)
SSB Yield Enhanced STIF	NR/NR	82,583,628	—	—
Total		$1,804,157,374	143,649	(87,794,883)

(5)	Plan Termination
Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

(6)	Tax Status
The Internal Revenue Service has determined and informed the plan administrator by a letter dated March 18, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the plan is qualified and the related trust is tax‑exempt.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2005.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(7)	Related‑Party Transactions
Certain Plan investments are managed by State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party‑in‑interest transactions.

The Plan invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor's own stock, and therefore, the Plan's investments in the Aetna Common Stock Fund constitute party‑in‑interest transactions.

The Plan's SVO includes four ING Life & Annuity Company insurance contracts. ING IPS is the Plan recordkeeper. Both entities are owned by ING and, therefore, these transactions constitute party‑in‑interest transactions.

Fees paid during the Plan year for legal, accounting, and other professional services rendered or purchased by parties‑in‑interest were based on customary and reasonable rates for such services.

(8)	Employer Contribution Receivable
At December 31, 2012 and 2011, a contribution receivable of $5,081,119 and $4,854,471 was recorded to accrue for year‑end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year, respectively.

Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $2,462,491 and $1,920,359 for December 31, 2012 and 2011, respectively.

(9)	Employee Contribution Receivable
Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $4,762,920 and $3,703,113 for December 31, 2012 and 2011, respectively.

(10)	Other Receivable
At December 31, 2012 and 2011, other receivables of $911,147 and $242,454 were recorded to accrue for year‑end fund transactions that were settled in the following year, respectively.

(11)	Mergers
The Company acquired PayFlex Holdings, Inc. in October, 2011. As a result, on December 3, 2012, the PayFlex 401(k) Plan was merged into the Aetna 401(k) Plan, transferring all of its assets, totaling approximately $4,741,551.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(12)	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$4,270,455,195	3,895,810,374
Amounts allocated to withdrawing participants	(4,517,062)	(2,897,488)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	99,495,316	87,794,883
Net assets available for benefits per Form 5500	$4,365,433,449	3,980,707,769
Increase in net assets available for benefits per the
financial statements, excluding transfers in	$369,903,270	244,689,589
Net change in amounts allocated to withdrawing participants	(1,619,574)	(1,132,215)
Net change on adjustment from contract value to fair
value for fully benefit-responsive investment contracts	11,700,433	15,379,949
Net income per Form 5500	$379,984,129	258,937,323
Benefits paid to participants per the financial statements	$281,380,116	209,619,834
Net change in amounts allocated to withdrawing participants	1,619,574	1,132,215
Benefits paid to participants per Form 5500	$282,999,690	210,752,049

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(13)	Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

AETNA 401(k) PLAN
Schedule I - Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012
EIN: 23-2229683 Plan# 004

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment	Cost**	Current value
*	SSB SHORT TERM INVESTMENT FUND	Money Market Fund	$—	$1,996,616
*	SSgA International Index SL Series Fund	Common/Collective Trust	—	257,398,057
*	SSgA Emerging Markets Index NL Series Fund	Common/Collective Trust	—	23,107,171
*	SSgA U.S.Bond Market Index SL Series Fund	Common/Collective Trust	—	146,277,406
*	SSgA Real Asset NL Series Fund	Common/Collective Trust	—	55,092,199
*	SSgA Russell Small Cap Index SL Series Fund	Common/Collective Trust	—	170,593,889
*	SSgA S&P 500 Index SL Series Fund	Common/Collective Trust	—	686,500,635
*	SSgA S&P MidCap Index NL Series Fund	Common/Collective Trust	—	226,910,020
*	SSgA Target Retirement Income SL Series Fund	Common/Collective Trust	—	11,119,564
*	SSgA Target Retirement 2010 SL Series Fund	Common/Collective Trust	—	12,288,013
*	SSgA Target Retirement 2015 SL Series Fund	Common/Collective Trust	—	54,989,329
*	SSgA Target Retirement 2020 SL Series Fund	Common/Collective Trust	—	79,468,793
*	SSgA Target Retirement 2025 SL Series Fund	Common/Collective Trust	—	72,062,620
*	SSgA Target Retirement 2030 SL Series Fund	Common/Collective Trust	—	80,962,062
*	SSgA Target Retirement 2035 SL Series Fund	Common/Collective Trust	—	68,184,870
*	SSgA Target Retirement 2040 SL Series Fund	Common/Collective Trust	—	48,477,821
*	SSgA Target Retirement 2045 SL Series Fund	Common/Collective Trust	—	39,010,159
*	SSgA Target Retirement 2050 SL Series Fund	Common/Collective Trust	—	16,054,370
	Stable value option:
	* SSGA Prime Fund	Money Market Fund	—	31,501,428
	Prudential Insurance Company Contract GA-62273	Insurance Contract
	Invesco Intermediate Gov/Credit Fund	Common/Collective Trust	—	92,244,649
	Jennison Intermediate Gov/Credit Fund	Common/Collective Trust	—	93,010,076
	PIMCO Intermediate Gov/Credit Fund	Common/Collective Trust	—	93,720,085
	Invesco Short-term Bond Fund	Common/Collective Trust	—	12,061,644
	Pacific Life Insurance G-27330.01.001	Insurance Contract
	Blackrock Intermediate Gov/Credit Fund	Common/Collective Trust	—	67,642,014
	Invesco Intermediate Gov/Credit Fund	Common/Collective Trust	—	67,651,180
	Invesco Short-term Bond Fund	Common/Collective Trust	—	12,061,658
	Jennison Intermediate Gov/Credit Fund	Common/Collective Trust	—	67,634,152
	PIMCO Intermediate Gov/Credit Fund	Common/Collective Trust	—	67,878,621
	New York Life Contract GA-29016	Insurance Contract (Pooled Separate Account)	—	259,972,260
	Monumental Life Insurance Contract MDA-00728TR	Insurance Contract (Common/Collective Trust)	—	352,522,693
	* ING Life & Annuity Contract 60363-A	Insurance Contract (Common/Collective Trust)	—	92,338,050
	* ING Life & Annuity Contract 60363-B	Insurance Contract (Common/Collective Trust)	—	12,489,472
	* ING Life & Annuity Contract 60363-C	Insurance Contract (Synthetic GIC)	—	267,574,453
	* ING Life & Annuity Contract 60363-D	Insurance Contract (Common/Collective Trust)	—	225,127,846
	Subtotal stable value option			1,815,430,281
*	Aetna Inc.	Employer Common Stock	—	378,780,300
	Participant Self-Directed Accounts	Brokerage Accounts	—	20,728,957
*	Participant Loan Fund	Participant loans; various maturities	—	92,775,559
		Interest rates: 4.25% – 10.50%
		Total assets held at end of year	$—	$4,358,208,691

*	Party in interest
**	Historical cost is not required as all investments are participant-directed.

See accompanying report of independent registered public accounting firm.